WOLLMUTH MAHER & DEUTSCH [redacted]

500 FIFTH AVENUE

NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

07024137

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 29 2007
WASH, D.C.
200

May 22, 2007

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

SUPPL

Re: Marks & Spencer p.l.c. (File No. 82-1961)
<u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of each of the following announcements released to the London Stock Exchange:

	Announcement	Issue Date
1.	Marks and Spencer Group plc Announces a New Non-Executive Director	May 22, 2007
2.	Marks and Spencer Group plc – Preliminary Results 2006/2007 – 52 Weeks ended 31 March 2007	May 22. 2007

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: ______________________
Kenneth J. Miles
Authorized Representative

PROCESSED
JUN 08 2007
THOMSON
FINANCIAL

Enclosures

Issued: Tuesday, 22 May 2007

MARKS AND SPENCER GROUP PLC ("MARKS & SPENCER") ANNOUNCES NEW NON-EXECUTIVE DIRECTOR

Marks & Spencer today announced the appointment of Martha Lane Fox as a non executive director with effect from 1 June 2007.

Lord Burns, Chairman of Marks & Spencer said: "We are delighted that Martha is joining the Board as a non-executive director, bringing with her considerable business experience as well as knowledge of the online sector."

Martha Lane Fox said: "I am very pleased to be joining the M&S Board, it is a great business with a great brand and plenty of opportunities ahead"

Martha Lane Fox co-founded Lastminute.com in 1998, which was sold to Sabre Holdings in 2005. She is currently a board member of Channel 4.

END

Media enquiries:

Bella Vuillermoz	Marks & Spencer Corporate PR	020 8718 1967 07919 057 566
Clair Foster	Marks & Spencer Corporate PR	020 8718 8928 07748 147 851

Issued: Tuesday, 22 May 2007

MARKS AND SPENCER GROUP PLC ("MARKS & SPENCER") ANNOUNCES NEW NON-EXECUTIVE DIRECTOR

Marks & Spencer today announced the appointment of Martha Lane Fox as a non executive director with effect from 1 June 2007.

Lord Burns, Chairman of Marks & Spencer said: "We are delighted that Martha is joining the Board as a non-executive director, bringing with her considerable business experience as well as knowledge of the online sector."

Martha Lane Fox said: "I am very pleased to be joining the M&S Board, it is a great business with a great brand and plenty of opportunities ahead"

Martha Lane Fox co-founded Lastminute.com in 1998, which was sold to Sabre Holdings in 2005. She is currently a board member of Channel 4.

END

Media enquiries:

Bella Vuillermoz	Marks & Spencer Corporate PR	020 8718 1967 07919 057 566
Clair Foster	Marks & Spencer Corporate PR	020 8718 8928 07748 147 851

Marks and Spencer Group plc
Preliminary Results 2006/07
52 weeks ended 31 March 2007

Financial Highlights:

- Sales up 10.1% at £8.6bn: UK up 9.7%; International up 16.8%
- UK like-for-like sales up 6.1%: General Merchandise up 7.8%; Food up 4.2%
- Adjusted operating profit up 22.0% at £1,044.0m[1]; unadjusted operating profit up 23.0% at £1,045.9m
- Adjusted profit before tax up 28.5% at £965.2m[1]; unadjusted profit before tax £936.7m
- Adjusted earnings per share up 28.7% at 40.4p[1]; unadjusted earnings per share 39.1p
- Final dividend 12.0p per share, up 30.4%; total dividend 18.3p per share, up 30.7%
- Net cash generated £231.1m

Trading Highlights:

- Q4 UK sales +7.8%: General Merchandise +6.3%; Food +9.2%
- Q4 UK like-for-like sales +3.8%: General Merchandise +4.6%; Food +3.0%
- Total clothing market share up 70 basis points to 11.1%[2] with growth in all areas
- Food market share up 20 basis points to 4.3%[3]
- UK gross margin up 60 basis points to 43.4%; operating costs up 7.7%

Business Highlights:

- Further potential for continued growth from existing business
- Modernised stores continue to outperform; 70% modernised by Christmas 2007
- 15-20% space growth target on track
- 63 Simply Food stores opened 2006/07; 100 new stores planned for 2007/08
- M&S Direct sales £160m: 60% growth online; website successfully re-launched
- International sales up 16.8% in 240 stores
- 10,000 new jobs to be created over next three years

1 *From continuing operations before property disposals and exceptional items*

2 *Clothing market share: TNS Worldpanel Fashion: 52 weeks ended 1 April 2007*

3 *Food market share: TNS Worldpanel, Food & drink: 52 weeks ended 25 March 2007*

Stuart Rose, Chief Executive, said:

"We have had a good year, delivering a 10% increase in sales to a record level of £8.6bn. We have grown profits by over £200m. Market share has improved in all clothing categories and food. We continue to improve our product ranges, offering customers better quality, value, innovation and newness. Service standards have improved. We continue to invest in modernising our stores and 70% of our store portfolio will be modernised by the end of the year.

"Capital spend has been around £800m in the year, supporting our future growth. Net cash generated was £231m. We used valuable property assets to substantially reduce our pension deficit to £283m. We have a strong balance sheet which provides us with the flexibility and capacity to invest for future growth.

"Our plan remains the same - to drive further growth from our core business through the delivery of better product, service and environment. We are also starting to broaden the business, by stretching the brand into new product areas, expanding space, driving our Direct business and growing our brand internationally. This expansion will create up to 10,000 new jobs in the UK over the next three years.

"We are paying a record bonus of £91.0m (last year £73.0m). This includes a £26m reward for our store customer assistants. We have announced a number of senior management changes and have a strong team in place to lead the Group through its next phase of growth.

"In January, we announced Plan A, our five-year, 100-point plan to tackle some of the biggest challenges facing our business. Under this plan, we will work to help combat climate change, reduce waste, safeguard natural resources, trade ethically and promote healthier lifestyles. These principles are already deeply embedded into the fabric of Marks & Spencer and put us in a good position to take a lead in this area.

"We are pleased to announce the appointment of Martha Lane Fox as a non-executive director with effect from 1 June 2007. Martha brings a wealth of experience, particularly in the online arena. She co-founded Lastminute.com in 1998. She is currently a board member of Channel 4.

Current Trading

"We have had a satisfactory start to the new financial year, despite tough comparatives and significant disruption to trading in our stores as a result of the modernisation programme.

"We expect the retail environment to become more challenging: competition remains intense, and pressure on consumer spending as a result of interest rate rises will also increase. Nevertheless, we are confident we can make further progress in 2007/08. We will next update on trading for the first quarter on 10 July 2007."

Driving the business – Product, Service, Environment

Our brand is our key asset. It is one of the most trusted and recognised brands in the UK. According to a recent Millward Brown survey (April 2007), it is one of the fastest growing brands in the world. We have worked hard to rebuild brand loyalty. Brand awareness continues to strengthen as more customers buy across all product areas of clothing, food and home. Investment in advertising has supported the brand, driving increasingly positive customer feedback with every campaign.

Better product, service and store environment led to more customers visiting our stores. Footfall grew ahead of the market, with around 16 million customers visiting our stores every week. This, combined with improved levels of conversion, was a key driver of sales growth.

Market share has increased in both clothing and food. In clothing, we continue to be the UK's largest clothing retailer by both value and volume. Market share increased 70 basis points to 11.1%, with growth in all areas. Foods increased its market share to a new high of 4.3% (up 20 basis points), driven by the opening of more Simply Food stores and continued focus on delivering better product and innovation.

Better buying, sourcing and leveraging of volume enabled us to improve our UK gross margin by 60 basis points. Although this was less than we had indicated at the half year end, it reflects our decision to keep inventory clean at the end of the fourth quarter. At the same time we managed our operating costs tightly.

In general merchandise, gross margin was up 120 basis points. We have now grown our general merchandise gross margins by 770 basis points over the last two years. We believe we can further drive margin through efficiencies from our supply chain going forward.

Product

We have worked on improving the buying and merchandising disciplines using both our clothing and the food buying academies. Our teams have been focused on ensuring we have the right values, price architecture, levels of newness and product excitement and innovation. This is supported by our sourcing capabilities and supply base. We are now focusing on ensuring that we make the most of our catalogue for the type of space and format from which we trade.

General Merchandise:

During the year we made further progress on improving values across all price points as well as further stretching our price architecture, particularly at better and best. Price deflation for the year was around 3%, slowing as expected in the second half. Volumes were up around 14% over the same period. All areas of the business performed well.

Womenswear, including Lingerie, delivered another strong performance, benefiting from well-constructed ranges, and more newness, supported by strong marketing campaigns. Core product areas, including knitwear, formalwear, lingerie collections, bras and knickers also performed well. Per una had an excellent year. It is a major brand with wide appeal and strong potential. We recently introduced new better and best product ranges in casualwear, including Golf within Classics and Autograph Weekend. Autograph lingerie also has strong potential. Womenswear market share improved from 10.5% to 11.3%. Lingerie delivered strong growth in share from 24.3% to 26.1%.

Menswear had a good year, building further on its already strong position, growing market share from 9.6% to 10.3%. We added to our better casualwear range in Blue Harbour with the introduction of Golf.

Mens formalwear performed well, especially in suits with the introduction of our opening price point machine washable suit at £49 and our recently introduced premium range at £499.

Childrenswear made its first market share improvement for six years, up from 4.2% to 4.5%, with better sales in both boyswear and girlswear driven by improved ranges, especially at better and best, and a strong Back to School campaign.

Home is performing well. We offer great value across the ranges. At opening price points we introduced new kitchen accessories and bedding ranges. At the premium end, we extended the Autograph brand into furniture and home accessories. The successful trial of electrical products in 13 stores and online, will be extended into a further 12 stores this year. We believe this is an important step to extending our product offer. We are also looking at some new product areas and our first range of green products for the home is launching online later this year.

Food:
Food had a strong year, growing ahead of the market despite much tougher comparatives. Market share increased from 4.1% to 4.3%. Performance was driven by our continued focus on quality, value and innovation.

Newness and innovation have been consistent drivers in foods where the focus is on quality, freshness, natural and healthy products. Celebration and indulgence foods were also strong.

This year we introduced the Foods Standards Agency Traffic Lights as well as % Guideline Daily Amounts (GDA) labelling on the front of pack of food products including ready meals. We are extending this across all recommended Food Standards Agency categories.

We will have removed artificial colours and flavourings from nearly all our foods by the end of 2007, including all chilled foods, cakes, biscuits and bakery. By June 2007, all our foods will be 100% free from Aspartame. We have also banned additives particularly associated with concerns about food intolerance and children's diets, including artificial colours such as Carmosine, Ponceau 4R, Sunset and Quinoline Yellow which are used in cakes and bakery.

We have begun to print clear symbols on our food packaging, to make it easy for customers to recycle or compost waste. The Government approved WRAP symbols indicating the source of the packaging and how to dispose of it currently appear on 670 prepared food products (12% of our food lines). We will extend this to the vast majority of our food lines by the end of the year.

New initiatives in Food, such as Hot Food to Go, Eat Over Delis, our first restaurant in Newcastle, and a "M&S Kitchen" in Canterbury have been welcomed by customers.

We opened 63 new Simply Food stores, which enabled us to extend the reach of our food. A further 100 openings are planned this year. Under our agreement with BP, we are currently opening two petrol forecourt stores a week.

Service

Our investment in staff training, pay rates and career paths last year has continued to deliver better service, measured by our Mystery Shopping programme. Over the year we have made real progress and this has enabled us to drive conversion rates as well as cope with increased footfall and volumes. Recognising the importance of service, we are now linking the scores of the Mystery Shopping programme directly to our store bonus.

Service is also about giving our staff more information so they can sell our products better. In foods we recently introduced Healthy Eating Assistants – some 1,400 store staff have been trained to offer information on nutrition basics and provide healthy menu planners.

We are now making changes to our supply chain and technology, investing in areas such as RFID and point of sale systems, to support the future growth of the business and improve the customer experience in store.

Environment

The store modernisation programme is a priority for the business. We now have around 40% of our portfolio in the new store format. We are currently on site in a further 60 stores, representing 2.8 million square feet. This represents nearly a quarter of our store space. We are on track to have some 70% of our store portfolio modernised for the peak Christmas trading period.

We are also meeting Plan A objectives in stores and offices, particularly on sourcing renewable energy and sustainable materials and dealing with waste. This year, the first of a new breed of "green" stores will open using a new low-energy infrastructure. When completed, our store in Bournemouth, will use 25% less energy and emit 50% less CO_2 every year. Two other green stores are planned at Glasgow Pollok and Galashiels.

Broadening the business – Property, M&S Direct, International

Property

In November we outlined our property strategy for adding 15-20% new space over the next five years. We are making good progress against this target.

Some of our best stores are large out of town stores, but our presence is limited and many of them are too small. We are expanding space in our existing stores in London Colney, Braehead, Cheshunt and Lisburn. Our Lisburn store will include an adjacent Home store and a restaurant. Later this year, we will be adding a new flagship out of town store in Glasgow Pollok. A new 105,000 sq ft store in Colliers Wood will open in 2008. Average space in our large out of town stores will be around 100,000 square feet.

In major city centres we are on site developing a number of our key city centre stores including London Pantheon, Edinburgh and Belfast which will be completed later this year. In Derby, we are relocating to a larger store. Looking ahead, we will be opening new major city centre stores in White City in London (September 2008) and in Portsmouth (March 2010).

During the year we opened in three retail parks, Bolton Middlebrook, Abbey Centre Belfast and Teeside. We now have a healthy pipeline of new stores and expect to open a further seven this year. We recently appointed a senior retail executive to manage our retail parks.

We opened 63 new Simply Food stores during the year, including 28 acquired from Iceland, eight of the 12 acquired from Somerfield and 18 franchise stores in locations such as railway and motorway service stations and petrol forecourts. These stores have performed well and have enabled us to further extend the reach of our food offer and bring good quality, fresh food to convenient locations. Following agreement with BP we now have 19 stores on petrol forecourts and are currently opening two new stores a week.

Our space expansion will create up to 10,000 new jobs in the UK over the next three years. For the current financial year 2007/08, we plan to add c.4.5% to our total footage, representing c.3% in general merchandise and c.8% in foods.

M&S Direct

Our Direct business, including food and flowers, has made good progress and sales from our website grew by almost 60% over the year. Total Direct sales were £160m. We had over 55 million visits to the website, making our site one of the most visited retail websites in the UK.

We worked with Amazon to redevelop our website to improve functionality and customer experience, re-launching the website in March this year. The improved functionality includes better navigation, search capability and quicker ordering and, overall, is a much stronger representation of the M&S brand.

This enhanced functionality will enable us to increase our basket size through improved cross selling of product across our entire offer. A new ordering platform will enable us to improve availability and we are now working on upgrading our in-store ordering systems to use a single integrated order platform across all channels of stores, telephone and online. This will provide improved levels of customer service and fulfilment.

We extended our online catalogues, especially in per una, where we now carry the full range, and jewellery. We are also now offering more fringe sizes, extending to XXXL across all relevant categories, extending selected bra lines and infilling sizings across men's formalwear.

International

International had a good year. Our owned stores in the Republic of Ireland and Hong Kong continue to make good progress with sales up 14.0%, driven by strong like-for-like sales growth and two new store openings in the Republic of Ireland, where we now have 13 stores.

Our franchise business also performed well, with sales up 21.5% driven by growth in existing markets and the entry into four new markets: Slovakia, Latvia, Bulgaria and Switzerland. During the year we opened our largest ever franchise store of 52,000 square feet in the Dubai Festival City development as well as adding stores to our existing franchises in Greece, Hungary, India, Indonesia, Philippines, Romania, Russia, Singapore and Turkey. We will continue to develop our franchise business, opening larger stores and extending the reach of our brand. At the same time, we are reviewing other development opportunities overseas.

In January 2007 we signed a joint venture, in which we hold a 60% interest, with President Chain Stores Corporation in Taiwan. We opened our first store in Kaohsiung last week and will open two further stores in Taipei by the end of the year.

Plan A
We are making progress on 'Plan A', which we launched in January. Plan A is a five-year business-wide eco plan which means that by 2012 we will become carbon neutral; send no waste to landfill; extend our sustainable sourcing; set new standards in ethical trading and help customers and employees live a healthier lifestyle.

We have issued a separate, detailed update on Plan A today. As part of this, we have announced that, working with our suppliers, we will develop our first 'eco-factories' to pioneer innovative methods of sustainable manufacturing. The factories will manufacture lingerie, in Sri Lanka, and upholstery for furniture, in North Wales. Both will be carbon neutral and will contain features such as green roofs made from vegetation and the ability to harvest rain water.

We have also announced today:

- Since Fairtrade Fortnight in February, we have sold £1.9m Fairtrade cotton products and are the biggest retailer of Fairtrade cotton products on the high street. Also, in 2006/07 we sold over £22m of Fairtrade food products, up from £4m in 2005/06. Sales of our organic food were £100m, up 47% on the previous year.

- A trial in Northern Ireland to encourage customers to use fewer carrier bags. Throughout June we will offer free newly-designed 'Bags for Life', illustrated by David Downton, with each food transaction. For the month of July we will charge 5p for each for our standard food carrier bags. All money raised will be donated to charity Groundwork Northern Ireland.

- A campaign with Save the Children to raise money to enable 20,000 children in Western Uganda to go to school. With our customers' support we aim to raise at least £500k by donating 5% of the price of our main Back to School products during the peak month of August. This money will pay for the construction of over 120 new classrooms and up to 20 new washrooms; provide a safe water supply for six of Uganda's poorest schools and train teachers in 30 schools.

People
In order to lead the Group through its next phase of growth, we recently announced a number of senior management changes. Steven Esom joins Marks & Spencer on 1 June 2007 as Director of Food. He was most recently Managing Director of Waitrose. Carl Leaver joined the business on 14 May 2007 as Director of International. He was previously CEO of De Vere Group plc. Steven and Carl will both join Marks & Spencer's Executive Committee.

Guy Farrant, previously Director of Food, was appointed Director of Retail. Kate Bostock, Director of Womenswear and Girlswear has taken on additional responsibility for Lingerie. Matt Hudson, Director of Lingerie has become Director of Trading for Womenswear, Lingerie and Girlswear.

Following these changes, the responsibilities of the three Executive Directors have been re-aligned. Stuart Rose will continue to manage the trading functions of the business and will add International to his direct reports. With the store re-modernisation programme well underway, Ian Dyson will now be responsible for Store Design and Development and Procurement, alongside his current responsibilities for Finance, Property and IT. Steven Sharp remains responsible for Marketing and the M&S Money relationship with HSBC and will also focus on the next generation of store design.

Summary

M&S has had a good year and our teams have delivered further improvement across all areas. We continue to focus on driving more from our core business and exploring new product opportunities for our brand as well as completing the substantial next stage of our modernisation programme.

We are now starting to broaden our business and take it forward in its next stage of growth. The next five years should see a significant contribution from new space, the scaling up of our Direct business and the strengthening of our international presence.

Financial Review:

Summary of Results:*	52 weeks ended 31 March 2007 £m	1 April 2006 £m	% inc
Total revenue	**8,588.1**	**7,797.7**	**+10.1**
UK	7,977.5	7,275.0	+9.7
International	610.6	522.7	+16.8
Operating profit before property disposals	**1,044.0**	**855.8**	**+22.0**
UK	956.5	790.1	+21.1
International	87.5	65.7	+33.2
Profit before tax, property disposals and exceptional items	**965.2**	**751.4**	**+28.5**
Profit/(loss) on property disposals	1.9	(5.7)	
Exceptional finance costs	(30.4)	-	
Profit before tax	**936.7**	**745.7**	**+25.6**
Adjusted EPS	**40.4p**	**31.4p**	**+28.7**
Dividend per share (declared)	**18.3p**	**14.0p**	**+30.7**

* *From continuing operations*

Revenues

Total revenues were up 10.1% with strong performances in both the UK and International businesses.

Revenue growth by area in the UK was:

	Q3%	Q4%	H2%	FY%

Revenue				
Clothing	+9.2	+5.7	+7.8	+9.2
Home	+7.9	+10.7	+8.8	+13.1
General Merchandise	+9.0	+6.3	+7.9	+9.6
Food	+9.5	+9.2	+9.4	+9.7
Total	**+9.2**	**+7.8**	**+8.6**	**+9.7**
Like-for-like				
General Merchandise	+7.1	+4.6	+6.0	+7.8
Food	+3.6	+3.0	+3.2	+4.2
Total	**+5.6**	**+3.8**	**+4.8**	**+6.1**

UK revenues were up 9.7% with like-for-like growth at 6.1% despite much tougher comparatives in the second half of the financial year and disruption to our stores as we continued the store modernisation programme. During the year, we added 2.7% of space (on a weighted average basis), 4.5% in Foods and 1.8% in General Merchandise.

International revenues were up 16.8% with strong performances in both owned and franchised stores, up 14.0% and 21.5% respectively. This was driven by strong like-for-like performance and 23 new store openings.

Operating profit

Operating profit before property disposals was £1,044.0m, up 22.0%.

In the UK, operating profit before property disposals was up 21.1% at £956.5m, reflecting strong revenue growth and further gross margin gains. UK gross margin was 43.4%, an increase of 60 basis points on the previous year. Although this was less than we had indicated at the half year end, it reflects our decision to keep inventory clean at the end of the fourth quarter. At the same time we managed our operating costs tightly.

General merchandise gross margin was up 120 basis points to 52.6% driven by better buying. We anticipate further margin gains in 2007/08, largely from better buying, but not quite at the same level as this year. Food gross margin at 34.0% was level on the year.

UK operating costs, before bonus, were up 7.7% to £2,431.7m. This reflected the on-going investment in the growth of the business through our staff, stores and marketing. Increasing underlying cost pressures in areas such as energy, fuel, rent and rates have been well managed.

A breakdown of UK operating costs for the year is shown below:

	52 weeks ended		
	31 March 2007 £m	**1 April 2006 £m**	**% inc**

Retail staffing	810.1	741.0	+9.3
Retail occupancy	717.3	682.1	+5.2
Distribution	321.6	306.2	+5.0
Marketing and related	144.7	113.8	+27.2
Support	438.0	414.3	+5.7
Total before bonus	**2,431.7**	**2,257.4**	**+7.7**
Bonus	91.0	73.0	+24.7
Total including bonus	**2,522.7**	**2,330.4**	**+8.3**

The increase in retail staffing costs reflects the impact of the changes made to pay structures last year, as well as space growth and investment in additional staffing in our stores to improve service for our customers. The increase in retail occupancy costs reflects space growth and higher energy costs. Distribution costs increased at a rate well below volume growth. Further investment in marketing has contributed towards our top line sales growth. Support costs, which include non-store related overheads, were impacted by increased pension contributions. We will be paying a record bonus of £91.0m (last year £73.0m), which includes a £26m reward for our store staff and reflects the very strong performance of the business in 2006/07. We expect like-for-like cost growth in 2007/08 to be in line with inflation, but we will also fund space growth and the impact of volume growth in like-for-like stores.

The UK operating profit includes a contribution of £19.5m (last year £9.6m) from the Group's continuing economic interest in M&S Money. This strong growth came from additional account holders and lower costs. For 2007/08 we expect M&S Money to generate a profit contribution of between £25m to £30m.

International operating profit before property disposals was £87.5m, up 33.2%, reflecting the strong sales performance of the business. Franchised operating profits grew by 40.8% to £42.1m. Owned store operating profits (Ireland and Hong Kong), increased by 26.8% to £45.4m.

Net finance costs

	52 weeks ended	
	31 March 2007	**1 April 2006**
	£m	**£m**

Finance costs	(112.6)	(134.9)
Finance income	13.0	13.0
Net finance costs before exceptional items and pension finance income	**(99.6)**	**(121.9)**
Pension finance income	20.8	17.5
Finance costs before exceptional items	**(78.8)**	**(104.4)**
Exceptional finance costs	(30.4)	-
Net finance costs	**(109.2)**	**(104.4)**

Net finance costs for the year, before exceptional items and pension finance income, were down 18.3% at £99.6m reflecting the reduction in average net debt. The average interest rate for the year was 5.9% (last year 5.8%). Fixed charge cover was 5.9x (last year 4.9x). Pension finance income, which reflects the difference between the expected return on pension scheme assets and the interest on scheme liabilities, was £20.8m. For 2007/08 this income has been calculated at c.£54m. This increase reflects the expected increase in returns on pension scheme assets following the contribution of £500.1m to the scheme which has reduced the pension deficit. The Group's net debt has increased accordingly.

The exceptional finance cost of £30.4m represents a one-off make-whole premium arising on the redemption of £317.2m of secured bonds, together with the write-off of unamortised transaction costs. This redemption enabled us to release the secured properties for their transfer into a limited partnership with the UK Pension Scheme (see Pensions below).

Taxation

The tax charge reflects a pre-exceptional effective tax rate for the year of 29.4% (last year 30.2%). This reflects the refund of prior year tax. The 2007/08 tax rate is expected to be in line with the current year rate.

Earnings per share

Adjusted earnings per share from continuing operations, which excludes the effect of property disposals and exceptional items, has increased by 28.7% to 40.4p per share. The weighted average number of shares in issue during the period was 1,688.6m (last year 1,667.0m).

Dividend per share

The Board is recommending a final dividend of 12.0p per share. This will result in a total dividend of 18.3p per share, an increase of 30.7% (last year 14.0p per share). This is in line with the dividend policy announced in May 2006, to grow each half year dividend in line with adjusted EPS growth.

Capital expenditure

	52 weeks ended	
	31 March 2007	1 April 2006
	£m	£m

Modernisation programme	479	175
New stores	120	49
International	27	19
Supply chain and technology	114	39
Maintenance	52	56
Total capital expenditure	**792**	**338**

Investing in the business is a key part of our strategy. Capital expenditure for the year was £792.4m compared with £337.7m last year.

The increase in spend on the modernisation programme reflects the investment in our 2006 programme, with some 40% of our space now under new format, as well as an earlier start to the 2007 programme in order to complete the work by our peak Christmas trading period. In addition, we commenced development work on major city centre stores such as London Pantheon, Edinburgh and Belfast, as well as extensions to some of our major out of town stores such as London Colney, Braehead and Cheshunt. Capital expenditure on new stores was up £71m, reflecting the Simply Food opening programme and three new retail parks.

Supply chain capital expenditure reflects investment made in new distribution centres in Food and General Merchandise. Technology capital expenditure reflects investment in Information Technology with the implementation of new financial systems as well as a major project to start replacing our tills and point of sale system.

Capital expenditure for 2007/08 is expected to be between £850m and £950m.

Cash flow and net debt

	52 weeks ended	
	31 March 2007 £m	**1 April 2006 £m**

EBITDA	1,329.2	1,133.4
Working capital and similar movements	114.1	64.1
Capex and disposals	(710.5)	(264.3)
Interest and taxation	(282.6)	(231.4)
Dividends and share issues	(215.7)	(142.3)
Other movements	(3.4)	(9.0)
Net cash generated	**231.1**	**550.5**
Opening net debt	(1,729.3)	(2,277.2)
Exchange and other non-cash movements	44.3	(2.6)
Partnership liability to M&S UK Pension Scheme (non-cash)	(495.6)	-
Closing net debt	**(1,949.5)**	**(1,729.3)**

The Group generated a net cash inflow of £231.1m (last year £550.5m), reflecting the strong cash generation of the business. Cash inflow from continuing operating activities increased by £259.0m. Working capital increased to £114.1m reflecting the additional bonus provision and a reduction in cash outflow on leasehold prepayments. Cash outflow on capital expenditure, net of disposals, was £710.5m (last year £264.3m) reflecting a step up in the modernisation programme and major store developments in several of our major city centre stores.

The Group made a one-off, property-backed contribution of £500.1m to secure the future of the Group's defined benefit pension scheme. This is accrued for as a liability of £496.9m at year end. As a result, net debt at the end of the year increased to £1,949.5m, compared with £1,729.3m last year.

Pensions
A triennial valuation of the UK defined benefit scheme was carried out as at 31 March 2006 resulting in an actuarial deficit of £704m.

The Group has agreed a plan with the Pension Scheme Trustees to address the deficit by transferring properties with a current market value of £1.1bn into a partnership established by the Group. A limited interest in this partnership was contributed to the Pension Scheme on 13 March 2007. The Group retains control over these properties, including the flexibility to substitute alternative properties. The properties held in the partnership have been leased back to Marks and Spencer plc. The pension scheme is entitled to a distribution from the profits of the partnership of £50m per annum for 15 years. The value of this partnership interest on the date of contribution was £500m and this is recognised as an asset by the Pension Scheme.

The impact of this transaction on the Group's balance sheet is a reduction in the pension deficit of £500m and the recognition of an amortising liability in respect of the obligations of the partnership to the Pension Scheme. At 31 March 2007 the IAS 19 retirement benefit deficit was £283m (last year £795m) and the amortising liability had a value of £497m (last year £nil).

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Marks & Spencer's current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by Marks & Spencer to predict accurately customer preferences; decline in the demand for products offered by Marks & Spencer; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of Marks & Spencer's brand awareness and marketing programmes; general economic conditions or a downturn in the retail or financial services industries; acts of war or terrorism worldwide; work stoppages, slowdowns or strikes; and changes in financial and equity markets.

For further information, please contact:

Investor Relations:
Amanda Mellor +44 (0)20 8718 3604
Majda Rainer +44 (0)20 8718 1563

Media enquiries:
Corporate PR: +44 (0)20 8718 1919

Investor & Analyst webcast:

There will be an investor and analyst presentation at 09.30 (BST) on Tuesday 22 May 2007. This presentation can be viewed live on the Marks and Spencer Group plc website on: www.marksandspencer.com/thecompany.

Video interviews with Stuart Rose, Chief Executive and Ian Dyson, Group Finance Director will be available on the above website. The interviews are also available in audio and transcript.

Fixed Income Investor Conference Call:

This will be hosted by Ian Dyson at 15.30 (BST) on Wednesday 23 May 2007:

Dial in number: +44 (0) 20 8515 2301/0800 279 2280

A recording of this call will be available until Wednesday 30 May 2007:

Dial in number: +44 (0) 20 7154 2833/0800 358 3474 Access Code: 3738388

Consolidated income statement

	Notes	Year ended 31 Mar 2007 £m	Year ended 1 Apr 2006 £m
Revenue - continuing operations	2	**8,588.1**	**7,797.7**
Operating profit - continuing operations	3	**1,045.9**	**850.1**
Finance income		33.8	30.5
Finance costs		(143.0)	(134.9)
Analysed between:			
Before exceptional finance costs		(112.6)	(134.9)
Exceptional finance costs	4	(30.4)	-
Profit on ordinary activities before taxation - continuing operations		**936.7**	**745.7**
Analysed between:			
Before property disposals and exceptional items		965.2	751.4

Profit/(loss) on property disposals		1.9	(5.7)
Exceptional finance costs		(30.4)	-
Income tax expense	5	(277.5)	(225.1)
Profit on ordinary activities after taxation - continuing operations		**659.2**	**520.6**
Profit from discontinued operation	6	0.7	2.5
Profit for the year attributable to shareholders		**659.9**	**523.1**
Earnings per share	7A	39.1p	31.4p
Diluted earnings per share	7B	38.5p	31.1p
Earnings per share from continuing operations	7A	39.1p	31.3p
Diluted earnings per share from continuing operations	7B	38.5p	31.0p
Non-GAAP measure:			
Adjusted profit before taxation (£m)	1	965.2	751.4
Adjusted earnings per share from continuing operations	7A	40.4p	31.4p
Adjusted diluted earnings per share from continuing operations	7B	39.8p	31.1p

Consolidated statement of recognised income and expense

		Year ended 31 Mar 2007 £m	Year ended 1 Apr 2006 £m
Profit for the year attributable to shareholders		659.9	523.1
Foreign currency translation differences		(14.0)	11.1
Actuarial losses on retirement benefit deficit		(8.6)	(169.3)
Cash flow and net investment hedges			
- losses deferred in equity		(7.4)	(3.1)
- recycled and reported in net profit		10.7	(1.4)
- amount recognised in inventories		2.1	(3.8)
Tax on items taken directly to equity		24.5	80.7
Net gains/(losses) not recognised in the income statement		7.3	(85.8)
Total recognised income and expense for the year		**667.2**	**437.3**
Prior year adjustment	1	48.4	
Total recognised income and expense since last annual report		**715.6**	

Consolidated balance sheet

As at

	Notes	As at 31 Mar 2007 £m	1 Apr 2006 (restated) £m
ASSETS			
Non-current assets			
Intangible assets		194.1	163.5
Property, plant and equipment		4,044.5	3,575.8
Investment property		25.1	38.5
Investment in joint venture		9.3	9.0
Other financial assets		3.0	3.3
Trade and other receivables		247.0	242.8
Deferred tax assets		11.6	83.9
		4,534.6	4,116.8
Current assets			
Inventories		416.3	374.3
Other financial assets		50.9	48.8
Trade and other receivables		196.7	210.5
Derivative financial instruments		2.4	76.4
Cash and cash equivalents		180.1	362.6
Assets of discontinued operation		-	69.5
		846.4	1,142.1
Total assets		**5,381.0**	**5,258.9**
LIABILITIES			
Current liabilities			
Trade and other payables		1,043.9	867.8
Derivative financial instruments		8.3	8.0
Borrowings and other financial liabilities		461.0	1,052.8
Current tax liabilities		87.3	58.7
Provisions		5.7	9.2
Liabilities of discontinued operation		-	20.5
		1,606.2	2,017.0
Non-current liabilities			
Borrowings and other financial liabilities		1,234.5	1,133.8
Partnership liability to the Marks & Spencer UK Pension Scheme		496.9	-
Retirement benefit deficit		283.3	794.9
Trade and other payables		87.6	74.8
Derivative financial instruments		0.2	9.5
Provisions		16.8	19.1
Deferred tax liabilities		7.3	6.1
		2,126.6	2,038.2
Total liabilities		**3,732.8**	**4,055.2**
Net assets		**1,648.2**	**1,203.7**

EQUITY

Called up share capital - equity		424.9	420.6
Share premium account		202.9	162.3
Capital redemption reserve		2,168.5	2,113.8
Hedging reserve		(4.4)	(8.0)
Other reserve		(6,542.2)	(6,542.2)
Retained earnings		5,397.1	5,057.2
Total shareholders' equity	9	**1,646.8**	**1,203.7**
Minority interest in equity		1.4	-
Total equity		**1,648.2**	**1,203.7**

Consolidated cash flow information

CASH FLOW STATEMENT

	Notes	Year ended 31 Mar 2007 £m	Year ended 1 Apr 2006 £m
Cash flows from operating activities			
Cash generated from operations - continuing	10A	1,442.6	1,183.6
Cash generated from operations - discontinued	10B	0.7	13.9
Tax paid		(150.8)	(101.5)
Net cash inflow from operating activities		**1,292.5**	**1,096.0**
Cash flows from investing activities			
Disposal of subsidiary, net of cash disposed		48.8	-
Capital expenditure and financial investment	10C	(712.8)	(266.3)
Interest received		13.2	12.9
Net cash outflow from investing activities		**(650.8)**	**(253.4)**
Cash flows from financing activities			
Interest paid		(123.4)	(142.8)
Exceptional interest paid		(21.6)	-
Other debt financing	10D	(479.2)	(420.0)
Equity dividends paid		(260.6)	(204.1)
Other equity financing	10E	9.2	55.8
Net cash outflow from financing activities		**(875.6)**	**(711.1)**
Net cash (outflow)/inflow from activities		**(233.9)**	**131.5**
Effects of exchange rate changes		(1.5)	1.6
Opening net cash		282.4	149.3
Closing net cash		**47.0**	**282.4**

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Year ended 31 Mar 2007 £m	Year ended 1 Apr 2006 £m

Opening net debt	**(1,729.3)**	**(2,277.2)**
Net cash (outflow)/inflow from activities	(233.9)	131.5
Cash outflow/(inflow) from increase/(decrease) in current financial assets	2.6	(1.0)
Cash outflow from decrease in debt financing	479.2	420.0
Debt financing net of liquid resources disposed with subsidiary	(16.8)	-
Fair value movement on derivatives	67.0	(3.7)
Partnership liability to the Marks & Spencer UK Pension Scheme (non-cash)	(495.6)	-
Exchange and other non-cash movements	(22.7)	1.1
Movement in net debt	**(220.2)**	**547.9**
Closing net debt	**(1,949.5)**	**(1,729.3)**

1 General information and basis of preparation

The results for the year have been audited and are prepared on the basis of the accounting policies set out in the Group's 2007 Annual Report and Financial Statements. The financial information has been prepared in accordance with the Listing Rules of the Financial Services Authority.

The summary of results for the year ended 1 April 2006 does not constitute the full financial statements within the meaning of s240 of the Companies Act 1985. The full financial statements for that year have been reported on by the Group's auditors and delivered to the Registrar of Companies. The auditors' report was unqualified and did not contain a statement under s237(2) or s237(3) of the Companies Act 1985.

Following a change in external interpretation of IAS 12 - 'Income Taxes', the Group's accounting policy for deferred tax now more closely reflects the manner in which management expects to recover or settle the carrying amounts of its buildings through sale or use. The opening balance sheet at 3 April 2005 has been restated to recognise £48.4m of additional deferred tax assets and reserves. There is no material impact of this change on the income statement.

The Directors believe that the 'adjusted' profit and earnings per share measures provide additional useful information for shareholders on the underlying performance of the business, and are consistent with how business performance is measured internally. It is not a recognised profit measure under IFRS and may not be directly comparable with 'adjusted' profit measures used by other companies.

2 Revenue

The Group's primary reporting segments are geographic, with the Group operating in two geographic areas being the UK and International. The geographic segments disclose revenue and operating profit by destination and reflect management responsibility. Within each geographic segment the Group sells both food and general merchandise and secondary segment disclosure is given for revenue.

	Year ended 31 Mar 2007 £m	Year ended 1 Apr 2006 £m

UK Retail	7,977.5	7,275.0
International Retail		
Owned stores[1]	369.5	324.2
Franchised stores	241.1	198.5
	610.6	522.7
Total revenue	**8,588.1**	**7,797.7**

[1]Owned stores consists of the Marks & Spencer owned businesses in the Republic of Ireland and Hong Kong.

	Year ended 31 Mar 2007 £m	Year ended 1 Apr 2006 £m
UK Retail		
General Merchandise	4,002.8	3,651.8
Foods	3,974.7	3,623.2
	7,977.5	7,275.0
International Retail		
General Merchandise	423.9	366.0
Foods	186.7	156.7
	610.6	522.7
Total revenue	**8,588.1**	**7,797.7**

3 Operating profit

	Year ended 31 Mar 2007 £m	Year ended 1 Apr 2006 £m
UK Retail[1]		
Before property disposals	956.5	790.1
Profit/(loss) on property disposals	0.2	(5.6)
	956.7	**784.5**
International Retail		
Owned stores	45.4	35.8
Franchised stores	42.1	29.9
Before property disposals	**87.5**	**65.7**
Profit/(loss) on property disposals	1.7	(0.1)
	89.2	**65.6**
Total operating profit	**1,045.9**	**850.1**

[1]Included within UK Retail is an operating profit of £19.5m (last year £9.6m) in respect of fees received from HSBC in relation to M&S Money.

4 Exceptional finance costs

The exceptional finance costs represent the unamortised transaction costs, a one-off make-whole premium and the cancellation of the swaps arising on the redemption of £317.2m of secured bonds. These bonds were redeemed in order to release properties for use in the limited partnership with the Marks & Spencer UK Pension Scheme.

5 Income tax expense

The post-exceptional effective tax rate was 29.6% (last year 30.2%) and the pre-exceptional effective tax rate was 29.4% (last year 30.2%).

6 Discontinued operation

	Year ended 31 Mar 2007 £m	Year ended 1 Apr 2006 £m
Revenue	13.0	228.2
Cost of sales	(8.2)	(144.7)
Gross profit	4.8	83.5
Net operating expenses	(4.5)	(80.5)
Net interest receivable	-	0.2
Profit before taxation	0.3	3.2
Income tax expense	-	(0.7)
Profit after taxation	0.3	2.5
Gain on disposal of subsidiary net assets	0.4	-
Taxation	-	-
Net gain on disposal	0.4	-
Profit from discontinued operation	**0.7**	**2.5**

On 31 March 2006, the Group announced the sale of Kings Super Markets Inc to a US investor group for $61.5m excluding cash in the business at the date of disposal. The disposal of the business was completed on 28 April 2006.

7 Earnings per share

The calculation of earnings per ordinary share is based on earnings after tax and the weighted average number of ordinary shares in issue during the year.

The adjusted earnings per share figures have also been calculated based on earnings excluding the effect of property disposals and exceptional items. These have been calculated to allow the shareholders to gain an understanding of the underlying trading performance of the Group.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group has only one class of dilutive potential ordinary shares being those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year.

Details of the adjusted earnings per share are set out below:

	Year ended 31 Mar 2007 £m	Year ended 1 Apr 2006 £m
Earnings after tax	**659.9**	**523.1**
Profit from discontinued operation	(0.7)	(2.5)
Earnings after tax - continuing	**659.2**	**520.6**
Property disposals (net of tax)	(1.4)	2.0
Exceptional finance costs (net of tax)	23.9	-
Adjusted earnings after tax - continuing	**681.7**	**522.6**

Weighted average number of ordinary shares in issue (millions)	**1,688.6**	**1,667.0**
Potentially dilutive share options under Group's share option schemes (millions)	26.3	14.5
	1,714.9	**1,681.5**

A Basic earnings per share		
Weighted average number of ordinary shares in issue (millions)	1,688.6	1,667.0
Basic earnings per share (pence)	**39.1**	**31.4**
Profit from discontinued operation per share (pence)	-	(0.1)
Basic earnings per share - continuing (pence)	**39.1**	**31.3**
Property disposals per share (pence)	(0.1)	0.1
Exceptional finance costs per share (pence)	1.4	-
Adjusted basic earnings per share - continuing (pence)	**40.4**	**31.4**

B Diluted earnings per share		
Weighted average number of ordinary shares in issue (millions)	1,714.9	1,681.5
Diluted earnings per share (pence)	**38.5**	**31.1**
Profit from discontinued operation per share (pence)	-	(0.1)
Diluted earnings per share - continuing (pence)	**38.5**	**31.0**
Property disposals per share (pence)	(0.1)	0.1
Exceptional finance costs per share (pence)	1.4	-
Adjusted diluted earnings per share - continuing (pence)	**39.8**	**31.1**

8 Dividends

	Year ended 31 Mar 2007 £m	Year ended 1 Apr 2006 £m
Final dividend of 9.2p per share (last year 7.5p per share)	154.6	124.3
Interim dividend of 6.3p per share (last year 4.8p per share)	106.0	79.8
	260.6	**204.1**

In addition the directors have proposed a final dividend in respect of the year ended 31 March 2007 of 12.0p per share amounting to a dividend of £204.0m. It will be paid on 13 July 2007 to shareholders who are on the Register of Members on 1 June 2007. In line with the requirements of IAS 10 - 'Events after the Balance Sheet Date', this dividend has not been recognised within these results.

9 Statement of changes in shareholders' equity

	Year ended 31 Mar 2007 £m	Year ended 1 Apr 2006 £m
Opening shareholders' equity as previously reported	**1,203.7**	**841.6**
Prior year adjustment - deferred tax	-	48.4
Opening shareholders' equity restated	**1,203.7**	**890.0**
Profit for the year attributable to shareholders	659.9	523.1
Dividends	(260.6)	(204.1)
Purchase of own shares held by employee trust	(18.4)	(6.0)
Shares issued on exercise of employee share schemes	44.9	61.8
Purchase of call option for Company's shares	(17.3)	-
Actuarial loss on post-retirement liability	(8.6)	(169.3)
Foreign currency translation	(14.0)	11.1
Charge for share-based payments	27.3	24.7
Tax on items taken directly to equity	24.5	80.7
Gains/(losses) on cash flow and net investment hedges	5.4	(8.3)
Closing shareholders' equity	**1,646.8**	**1,203.7**

10 Cash flow analysis

	Year ended 31 Mar 2007 £m	Year ended 1 Apr 2006 £m

A Cash flows from operating activities - continuing		
Profit on ordinary activities after taxation	659.2	520.6
Income tax expense	277.5	225.1
Interest payable and similar charges	143.0	134.9
Interest receivable	(33.8)	(30.5)
Operating profit	**1,045.9**	**850.1**
Increase in inventories	(42.8)	(42.2)
Decrease/(increase) in receivables	12.5	(4.1)
Payments to acquire leasehold properties	(13.5)	(38.0)
Increase in payables	136.6	128.0
Exceptional operating cash outflow	(4.2)	(14.6)
Depreciation and amortisation	282.7	274.0
Share-based payments	27.3	24.7
(Profit)/loss on property disposals	(1.9)	5.7
	1,442.6	**1,183.6**
B Cash flows from operating activities - discontinued		
Profit on ordinary activities after taxation	0.7	2.5
Profit on sale of business	(0.4)	-
Income tax expense	-	0.7
Net interest receivable	-	(0.2)
Operating profit	**0.3**	**3.0**
Decrease in working capital	0.1	3.5
Depreciation and amortisation	0.3	6.3
Loss on property disposals	-	1.1
	0.7	**13.9**
C Capital expenditure and financial investment		
Purchase of property, plant and equipment	(666.9)	(298.5)
Proceeds from sale of property, plant and equipment	2.9	45.1
Purchase of intangible fixed assets	(46.5)	(10.9)
Sale/(purchase) of non-current financial assets	0.3	(3.0)
(Purchase)/sale of current financial assets	(2.6)	1.0
	(712.8)	**(266.3)**
D Debt financing		
Cash inflow/(outflow) from borrowings	21.6	(144.6)
Drawdown/(repayment) of syndicated bank facility	296.4	(200.0)
Redemption of securitised loan notes	(319.6)	(3.1)
Redemption of medium term notes	(818.2)	(58.3)
Issue of medium term notes	397.5	-
Decrease in obligations under finance leases	(2.2)	(3.0)
Redemption of B shares	(54.7)	(11.0)
	(479.2)	**(420.0)**
E Other equity financing		
Shares issued on exercise of employee share schemes	44.9	61.8
Purchase of own shares held by employee trust	(18.4)	(6.0)
Purchase of call option for Company's shares	(17.3)	-

9.2	55.8

END